SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ENPATH MEDICAL, INC.

(Name of subject company (Issuer))

GREATBATCH, INC.

GREATBATCH, LTD.

CHESTNUT ACQUISITION CORPORATION

(Names of Filing Persons (Offerors))

Common Stock, $0.01 par value per share	29355Y105
(Title of classes of securities)	(CUSIP number of common stock)

Timothy G. McEvoy, Esq.

Vice President, General Counsel & Secretary

Greatbatch, Inc

9645 Wehrle Drive

Clarence, New York 14031

Telephone: (716)-759-5600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert B. Fleming, Jr., Esq. John J. Zak, Esq. Hodgson Russ LLP The Guaranty Building 140 Pearl Street, Suite 100 Buffalo, New York 14202 Telephone: (716) 856-4000	Asher Gaffney, Esq. Hodgson Russ LLP 1540 Broadway, 24th Floor New York, New York 10036 Telephone: (212) 751-4300

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$94,793,240	$2,911

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated based on the offer to purchase all of the outstanding shares of common stock of Enpath Medical, Inc. at a purchase price equal to $14.38 per share and assumes the purchase of 6,361,727 issued and outstanding shares and outstanding options and warrants with respect to 794,150 shares, in each case as of April 28, 2007.

(2)	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.0000307.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 9, and Item 11.

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Greatbatch, Inc., a Delaware corporation (“Greatbatch”), Greatbatch, Ltd., a New York corporation and an indirect wholly-owned subsidiary of Greatbatch (“Limited”), and Chestnut Acquisition Corporation, a Minnesota corporation and a wholly-owned subsidiary of Limited (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Enpath Medical, Inc., a Minnesota corporation (the “Company” or “Enpath”), at a purchase price of $14.38 per share in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

Item 10.	Financial Statements.

Not applicable.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase, dated May 8, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on May 8, 2007 in The Wall Street Journal.

(a)(5)(i)	Joint press release issued by Greatbatch and the Company on April 30, 2007 (incorporated by reference to exhibit 99.1 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(a)(5)(ii)	Investor Presentation Materials dated April 30, 2007 (incorporated by reference to exhibit 99.2 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2007, among Limited, the Purchaser and the Company (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(d)(2)	Tender and Support Agreement, dated as of April 28, 2007, among Limited, the Purchaser and each person party thereto (incorporated by reference to exhibit 2.2 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

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(d)(3)(i)	Confidentiality Agreement, dated March 15, 2007, between Greatbatch and the Company.

(d)(3)(ii)	Letter Agreement, dated April 17, 2007, between Greatbatch and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders of Enpath Medical, Inc.

Item 13.	Information Required by Schedule 13 E-3.

Not applicable.

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2007

CHESTNUT ACQUISITION CORPORATION

By:	/S/ THOMAS J. MAZZA

Name:	Thomas J. Mazza
Title:	President and CFO

GREATBATCH, LTD.

By:	/S/ THOMAS J. MAZZA

Name:	Thomas J. Mazza
Title:	Senior Vice President and CFO

GREATBATCH, INC.

By:	/S/ THOMAS J. MAZZA

Name:	Thomas J. Mazza
Title:	Senior Vice President and CFO

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EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 8, 2007.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of Summary Advertisement as published on May 8, 2007 in The Wall Street Journal.

(a)(5)(i)	Joint press release issued by Greatbatch and the Company on April 30, 2007 (incorporated by reference to exhibit 99.1 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(a)(5)(ii)	Investor Presentation Materials dated April 30, 2007 (incorporated by reference to exhibit 99.2 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 28, 2007, among Limited, the Purchaser and the Company (incorporated by reference to exhibit 2.1 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(d)(2)	Tender and Support Agreement, dated as of April 28, 2007, among Limited, the Purchaser and each person party thereto (incorporated by reference to exhibit 2.2 to the Current Report on Form 8-K filed by Greatbatch on April 30, 2007).

(d)(3)(i)	Confidentiality Agreement, dated March 15, 2007, between Greatbatch and the Company.

(d)(3)(ii)	Letter Agreement, dated April 17, 2007, between Greatbatch and the Company.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to shareholders of Enpath Medical, Inc.